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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC file number:  000-20035

                                                        CUSIP number:  639014109

(Check One):
/ / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q   / / Form N-SAR

         For Period Ended:  JULY 29, 2000
/X/               Transition Report on Form 10-Q
/ /               Transition Report on Form 20-F
/ /               Transition Report on Form 11-K
/ /               Transition Report on Form 10-K
/ /               Transition Report on Form N-SAR
         For the Transition Period Ended:  SEPTEMBER 12, 2000

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Natural Wonders, Inc.
4209 Technology Drive
Fremont, CA  94538

PART II - RULES 12-b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Natural Wonders, Inc., the Company, could not file its Form 10-Q on time as it needs more time to properly disclose the details of the Company's acquisition and financing thereof of World Science, Inc. ("WOSI") on September 11, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Sheree Wang                (510) 252 - 6676

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                            /X/ Yes   / / No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            / / Yes   /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Natural Wonders, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 12, 2000                        By: /s/ Peter G. Hanelt
                                                 -------------------------------

                                                 Peter G. Hanelt
                                                 -------------------------------

                                                 CEO, President & CFO
                                                 -------------------------------